Exhibit 5.1

126 East King Street

Lancaster, PA 17602-2893

Tel 717-299-5201 Fax 717-291-4660

www.barley.com

December 17, 2014

Riverview Financial Corporation

3rd and Market Streets

P.O. Box A

Halifax, PA 17032

Re:	Acquisition of Citizens National Bank of Meyersdale by Riverview Financial Corporation.

Dear Ladies and Gentlemen:

We have acted as counsel to Riverview Financial Corporation (“Riverview”) in connection with the registration under the Securities Act of 1933, as amended, by means of a registration statement on Form S-4 (the “Registration Statement”), of 615,388 shares of the no par value common stock of Riverview, which is the maximum number of shares to be issued by Riverview pursuant to the terms of the Agreement and Plan of Merger, dated October 30, 2014 (the “Merger Agreement”), entered into between Riverview and Citizens.

The following transactions will occur upon consummation of the Merger Agreement: (i) Riverview Bank, the wholly owned subsidiary of Riverview, and Citizens will merge, with Riverview Bank surviving (the “Merger”), (ii) all of the outstanding shares of the $1.00 par value common stock of Citizens (“Citizens Common Stock”) will be converted into either: (a) 2.9586 shares of Riverview common stock, no par value (“Riverview Common Stock”) or (b) $38.46 in cash. Citizens’ shareholder may elect to receive the cash consideration or the stock consideration for each share owned, subject to the limitation that no more than 20% of the outstanding Citizens shares may be converted into the cash consideration. If cash elections are made for more than 20% of the outstanding Citizens shares, all cash elections will be proportionately converted into stock elections until the 20% limit is met.

Except as otherwise indicated herein, capitalized terms used in this Opinion Letter are defined and set forth in the Merger Agreement. Our opinions herein are subject to the following conditions and assumptions:

(1) All conditions precedent to the obligations of Riverview and Citizens as set forth in the Merger Agreement will have been satisfied at the time of the Merger;

(2) All covenants required to be performed by Riverview and Citizens on or before the date of consummation of the Merger, as set forth in the Merger Agreement, will have been performed by them as of such date; and

(3) The shares of Riverview Common Stock will be issued, and the Merger will be consummated, in strict accordance with the terms of the Merger Agreement.

Based upon and subject to the foregoing, we are of the opinion that the shares of Riverview Common Stock to be issued in connection with the Merger are duly authorized, and, when issued as provided in the Merger Agreement, will be legally issued, fully paid and nonassessable.

We hereby consent to the use of this Opinion in the Registration Statement on Form S-4 of Riverview and Citizens, and we further consent to the reference to our name in the proxy statement/ prospectus included as part of the Registration Statement, under the caption “Legal Matters”.

Very truly yours,

/s/ Barley Snyder

Barley Snyder, LLP